Exhibit 99.1

Atour Lifestyle Holdings Limited Reports Third Quarter of 2023 Unaudited Financial Results

•	Net revenues for the third quarter of 2023 increased by 93.1% year-over-year to RMB1,294 million (US$177 million), compared with RMB670 million for the same period of 2022.

•	Net income for the third quarter of 2023 was RMB262 million (US$36 million), compared with RMB111 million for the same period of 2022. Adjusted net income (non-GAAP)[1] for the third quarter of 2023 increased by 144.7% year-over-year to RMB272 million (US$37 million), compared with RMB111 million for the same period of 2022.

•	EBITDA (non-GAAP)[2] for the third quarter of 2023 was RMB370 million (US$51 million), compared with RMB171 million for the same period of 2022. Adjusted EBITDA (non-GAAP)[3] for the third quarter of 2023 increased by 122.4% year-over-year to RMB380 million (US$52 million), compared with RMB171 million for the same period of 2022.

SHANGHAI, China, November 16, 2023-- Atour Lifestyle Holdings Limited (“Atour” or the “Company”) (NASDAQ: ATAT), a leading hospitality and lifestyle company in China, today announced its unaudited financial results for the third quarter ended September 30, 2023.

Third Quarter of 2023 Operational Highlights

As of September 30, 2023, there were 1,112 hotels with a total of 128,681 hotel rooms in operation across Atour’s hotel network, representing a rapid increase of 26.4% and 25.3% year-over-year in terms of the number of hotels and hotel rooms, respectively. As of September 30, 2023, there were 577 manachised hotels under development in our pipeline.

The average daily room rate4 (“ADR”) was RMB495 for the third quarter of 2023, compared with RMB424 for the third quarter of 2022 and RMB475 for the previous quarter. The ADR for the third quarter of 2023 recovered to 111.2% of 2019’s level for the same period.

The occupancy rate4 was 82.4% for the third quarter of 2023, compared with 72.0% for the third quarter of 2022 and 77.1% for the previous quarter. The occupancy rate for the third quarter of 2023 recovered to 106.6% of 2019’s level for the same period.

The revenue per available room4 (“RevPAR”) was RMB424 for the third quarter of 2023, compared with RMB321 for the third quarter of 2022 and RMB384 for the previous quarter. The RevPAR for the third quarter of 2023 recovered to 117.8% of 2019’s level for the same period.

The GMV5 generated from our scenario-based retail business was RMB302 million for the third quarter of 2023, representing an increase of 292.0% year-over-year.

1 Adjusted net income (non-GAAP) is defined as net income excluding share-based compensation expenses.

2 EBITDA (non-GAAP) is defined as earnings before interest expense, interest income, income tax expense and depreciation and amortization.

3 Adjusted EBITDA (non-GAAP) is defined as EBITDA excluding share-based compensation expenses.

4 Excludes hotel rooms that were previously requisitioned by the government for quarantine needs in response to the COVID-19 outbreak or otherwise became unavailable due to temporary hotel closures. ADR and RevPAR are calculated based on tax inclusive room rates.

“ADR” refers to the average daily room rate, which means room revenue divided by the number of rooms in use for a given period;

“Occupancy rate” refers to the number of rooms in use divided by the number of available rooms for a given period;

“RevPAR” refers to revenue per available room, which is calculated by total revenues during a period divided by the number of available rooms of our hotels during the same period.

5 “GMV” refers to gross merchandise value, which is the total value of confirmed orders placed by our end customers with us or our franchisees, as the case may be, and sold as part of our retail business, regardless of whether the products are delivered or returned, calculated based on the prices of the ordered products net of any discounts offered to our end customers.

“In the third quarter of 2023, we sustained our robust growth and delivered remarkable performance across our business lines,” said Mr. Haijun Wang, Founder, Chairman and CEO of Atour. “Our ADR and occupancy rate continued to rise significantly in the third quarter, boosting RevPAR to a record high. While maintaining strong momentum in hotel signings and openings, we also persisted in advancing product innovation. In November, we officially launched our new flagship product in the upper midscale segment, Atour 4.0 ‘With Nature.’ Through comprehensive upgrades and unique deep-sleep-inspired amenities, Atour 4.0 creates a space infused with contentment and relaxation for our guests, reflecting our relentless pursuit of delivering the ultimate accommodation experience. Additionally, our scenario-based retail business achieved outstanding results this quarter, with GMV reaching a new record high. Leveraging our deep understanding of customers’ real needs and our efficient mechanism for new product development, we successfully launched several blockbuster Atour Planet products, further solidifying our leading position in the sleep market. Moving forward, we will remain dedicated to Atour’s original aspirations, guaranteeing exceptional customer experiences in accommodation and beyond while creating an intimate ambiance where people can warmly connect,” Mr. Wang concluded.

Third Quarter of 2023 Unaudited Financial Results

(RMB in thousands)	Q3 2022	Q3 2023
Revenues:
Manachised hotels	427,038	781,112
Leased hotels	159,565	238,190
Retail revenues and others	83,510	274,802
Net revenues	670,113	1,294,104

Net revenues. Our net revenues for the third quarter of 2023 increased by 93.1% to RMB1,294 million (US$177 million) from RMB670 million for the same period of 2022, mainly driven by the robust growth in both hotel and scenario-based retail businesses.

•	Manachised hotels. Revenues from our manachised hotels for the third quarter of 2023 increased by 82.9% to RMB781 million (US$107 million) from RMB427 million for the same period of 2022. This increase was primarily driven by the ongoing expansion of our hotel network and the growth of RevPAR. The total number of our manachised hotels increased from 847 as of September 30, 2022, to 1,080 as of September 30, 2023. RevPAR of our manachised hotels surpassed 2019’s level and increased to RMB418 for the third quarter of 2023 from RMB317 for the same period of 2022.

•	Leased hotels. Revenues from our leased hotels for the third quarter of 2023 increased by 49.3% to RMB238 million (US$33 million) from RMB160 million for the same period of 2022. This increase was primarily due to the growth of RevPAR, which surpassed 2019’s level and increased to RMB571 for the third quarter of 2023 from RMB384 for the same period of 2022.

•	Retail revenues and others. Revenues from retail and others for the third quarter of 2023 increased by 229.1% to RMB275 million (US$38 million) from RMB84 million for the same period of 2022, with scenario-based retail revenues growing by 291.7% year-over-year to RMB235 million. This increase was driven by widespread recognition of our retail brand and compelling product offerings, as well as improved product development and distribution capabilities.

(RMB in thousands)	Q3 2022	Q3 2023
Operating costs and expenses:
Hotel operating costs	(389,108)	(616,537)
Other operating costs	(44,945)	(130,682)
Selling and marketing expenses	(30,405)	(112,273)
General and administrative expenses	(45,591)	(79,382)
Technology and development expenses	(16,446)	(20,367)
Total operating costs and expenses	(526,495)	(959,241)

Operating costs and expenses for the third quarter of 2023 were RMB959 million (US$131 million). Excluding the impact from share-based compensation expenses of RMB10 million, operating costs and expenses for the third quarter of 2023 increased by 80.3% to RMB949 million, compared with RMB526 million for the same period of 2022.

•	Hotel operating costs for the third quarter of 2023 increased by 58.4% to RMB617 million (US$85 million) from RMB389 million for the same period of 2022. This increase was mainly due to the increase in variable costs, such as supply chain costs, associated with the continued growth of our hotel business. Hotel operating costs accounted for 60.5% of manachised and leased hotels’ revenues for the third quarter of 2023, compared with 66.3% for the same period of 2022. The decrease was attributable to the increase in hotel revenues driven by the ongoing expansion of our hotel network and the growth of RevPAR.

•	Other operating costs primarily consist of costs for our scenario-based retail business and other businesses. Other operating costs for the third quarter of 2023 increased by 190.8% to RMB131 million (US$18 million) from RMB45 million for the same period of 2022, primarily driven by increased costs associated with the rapid growth of our scenario-based retail business. Other operating costs accounted for 47.6% of retail revenues and others for the third quarter of 2023, compared with 53.8% for the same period of 2022. The decrease was attributable to the improved profitability of our retail business.

•	Selling and marketing expenses for the third quarter of 2023 increased by 269.3% to RMB112 million (US$15 million) from RMB30 million for the same period of 2022. This increase was mainly due to the rapid growth of our scenario-based retail business particularly driven by online channels. Selling and marketing expenses accounted for 8.7% of net revenues for the third quarter of 2023, compared with 4.5% for the same period of 2022.

•	General and administrative expenses for the third quarter of 2023 were RMB79 million (US$11 million). Excluding the impact from share-based compensation expenses of RMB9 million, general and administrative expenses for the third quarter of 2023 increased by 53.3% to RMB70 million, compared with RMB46 million for the same period of 2022. General and administrative expenses, excluding the impact from share-based compensation expenses, accounted for 5.4% of net revenues for the third quarter of 2023, compared with 6.8% for the same period of 2022.

•	Technology and development expenses for the third quarter of 2023 were RMB20 million (US$3 million), compared with RMB16 million for the same period of 2022.

Other operating income primarily consists of income from government subsidies and value-added tax related benefits. Other operating income for the third quarter of 2023 was RMB6 million (US$1 million), compared with RMB5 million for the same period of 2022.

Income from operations for the third quarter of 2023 was RMB341 million (US$47 million), compared with RMB148 million for the same period of 2022.

Other expenses, net for the third quarter of 2023 was RMB1 million (US$0.2 million), which was generally in line with the same period of 2022.

Income tax expense for the third quarter of 2023 was RMB94 million (US$13 million), compared with RMB41 million for the same period of 2022.

Net income for the third quarter of 2023 was RMB262 million (US$36 million), compared with RMB111 million for the same period of 2022.

Adjusted net income (non-GAAP) for the third quarter of 2023 was RMB272 million (US$37 million), representing an increase of 144.7% compared with RMB111 million for the same period of 2022.

Basic and diluted income per share/American depositary share (ADS). For the third quarter of 2023, basic income per share was RMB0.63 (US$0.09), and diluted income per share was RMB0.63 (US$0.09). Basic income per ADS for the third quarter of 2023 was RMB1.89 (US$0.27), and diluted income per ADS was RMB1.89 (US$0.27).

EBITDA (non-GAAP) for the third quarter of 2023 was RMB370 million (US$51 million), compared with RMB171 million for the same period of 2022.

Adjusted EBITDA (non-GAAP) for the third quarter of 2023 was RMB380 million (US$52 million), representing an increase of 122.4% compared with RMB171 million for the same period of 2022.

Cash flows. Operating cash inflow for the third quarter of 2023 was RMB543 million (US$74 million). Investing cash outflow and financing cash outflow for the third quarter of 2023 were RMB779 million (US$107 million) and RMB98 million (US$13 million), respectively.

Cash and cash equivalents and restricted cash. As of September 30, 2023, the Company had a total balance of cash and cash equivalents and restricted cash of RMB2.2 billion (US$301 million).

Debt financing. As of September 30, 2023, the Company had total outstanding borrowings of RMB72 million (US$10 million) and the unutilized credit facility available to the Company was RMB380 million.

Conference Call

The Company will host a conference call at 8:00 AM U.S. Eastern time on Thursday, November 16, 2023 (or 9:00 PM Beijing/Hong Kong time on the same day).

A live webcast of the conference call will be available on the Company’s investor relations website at https://ir.yaduo.com, and a replay of the webcast will be available following the session.

For participants who wish to join the conference call via telephone, please pre-register using the link provided below. Upon registering, each participant will receive a set of participant dial-in numbers and a personal PIN in order to join the conference call.

Details for the conference call are as follows:

Event Title: Atour Third Quarter 2023 Earnings Conference Call
Pre-registration Link: https://register.vevent.com/register/BI7b474638520c4f9d93533dc6ffedd502

Use of Non-GAAP Financial Measures

To supplement the Company’s unaudited consolidated financial results presented in accordance with U.S. Generally-Accepted Accounting Principles (“GAAP”), the Company uses the following non-GAAP measures defined as non-GAAP financial measures by the U.S. Securities and Exchange Commission: adjusted net income (loss), which is defined as net income (loss) excluding share-based compensation expenses; EBITDA, which is defined as earnings before interest expense, interest income, income tax expense and depreciation and amortization; adjusted EBITDA, which is defined as EBITDA excluding share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this release.

The Company believes that EBITDA is widely used by other companies in the hospitality industry and may be used by investors as a measure of the financial performance. Given the significant investments that the Company has made in leasehold improvements and other fixed assets of leased hotels, depreciation and amortization comprises a significant portion of the Company’s cost structure. The Company believes that EBITDA will provide investors with a useful tool for comparability between periods because it eliminates depreciation and amortization attributable to capital expenditures. Adjusted net income and adjusted EBITDA provide meaningful supplemental information regarding the Company’s performance by excluding share-based compensation expenses, as the investors can better understand the Company’s performance and compare business trends among different reporting periods on a consistent basis excluding share-based compensation expenses which are not expected to result in cash payment. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company’s performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance. The Company believes these non-GAAP financial measures are also useful to investors in allowing for greater transparency with respect to supplemental information used regularly by Company management in financial and operational decision-making. The accompanying tables provide more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

The use of these non-GAAP measures has certain limitations as the excluded items have been and will be incurred and are not reflected in the presentation of these non-GAAP measures. Each of these items should also be considered in the overall evaluation of the results. The Company compensates for these limitations by providing the relevant disclosure of the relevant items both in its reconciliations to the U.S. GAAP financial measures and in its consolidated financial statements, all of which should be considered when evaluating the performance of the Company.

In addition, these measures may not be comparable to similarly titled measures utilized by other companies since such other companies may not calculate these measures in the same manner as the Company does.

About Atour Lifestyle Holdings Limited

Atour Lifestyle Holdings Limited (NASDAQ: ATAT) is a leading hospitality and lifestyle company in China, with a distinct portfolio of lifestyle hotel brands. Atour is the leading upper midscale hotel chain in China and is the first Chinese hotel chain to develop a scenario-based retail business. Atour is committed to bringing innovations to China’s hospitality industry and building new lifestyle brands around hotel offerings.

For more information, please visit https://ir.yaduo.com.

Investor Relations Contact

Atour Lifestyle Holdings Limited

Email: ir@yaduo.com

Piacente Financial Communications

Email: Atour@tpg-ir.com

Tel: +86-10-6508-0677

—Financial Tables and Operational Data Follow—

ATOUR LIFESTYLE HOLDINGS LIMITED UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(All amounts in thousands, except share data and per share data, or otherwise noted)

	As of	As of
	December 31,	September 30,
	2022	2023
	RMB	RMB	USD[1]
Assets
Current assets
Cash and cash equivalents	1,589,161	2,197,677	301,217
Short-term investments	157,808	783,861	107,437
Accounts receivable	132,699	143,446	19,661
Prepayments and other current assets	133,901	246,319	33,761
Amounts due from related parties	53,630	117,830	16,150
Inventories	57,460	113,660	15,578
Total current assets	2,124,659	3,602,793	493,804
Non-current assets
Restricted cash	946	644	88
Contract costs	67,270	84,166	11,536
Property and equipment, net	360,300	305,979	41,938
Operating lease right-of-use assets	1,932,000	1,737,158	238,097
Intangible assets, net	5,537	4,643	636
Goodwill	17,446	17,446	2,391
Other assets	141,335	135,625	18,590
Deferred tax assets	112,533	85,238	11,683
Total non-current assets	2,637,367	2,370,899	324,959
Total assets	4,762,026	5,973,692	818,763

Liabilities and shareholders’ equity
Current liabilities
Operating lease liabilities, current	319,598	301,967	41,388
Accounts payable	184,901	410,294	56,236
Deferred revenue, current	202,996	334,634	45,865
Salary and welfare payable	103,539	147,558	20,225
Accrued expenses and other payables	330,282	648,202	88,843
Income taxes payable	31,336	118,092	16,186
Short-term borrowings	142,828	70,000	9,594
Current portion of long-term borrowings	29,130	-	-
Amounts due to related parties	3,004	2,326	319
Total current liabilities	1,347,614	2,033,073	278,656
Non-current liabilities
Operating lease liabilities, non-current	1,805,402	1,613,495	221,148
Deferred revenue, non-current	277,841	348,476	47,762
Long-term borrowings, non-current portion	2,000	2,000	274
Other non-current liabilities	141,763	180,887	24,793
Total non-current liabilities	2,227,006	2,144,858	293,977
Total liabilities	3,574,620	4,177,931	572,633

1 Translations of balances in the consolidated financial statements from RMB into US$ for the third quarter of 2023 and as of September 30, 2023 are solely for readers’ convenience and were calculated at the rate of US$1.00=RMB 7.2960, representing the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on September 30, 2023.

ATOUR LIFESTYLE HOLDINGS LIMITED UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(All amounts in thousands, except share data and per share data, or otherwise noted)

	As of	As of
	December 31,	September 30,
	2022	2023
	RMB	RMB	USD[1]
Shareholders’ equity
Class A ordinary shares	229	244	33
Class B ordinary shares	56	56	8
Additional paid in capital	1,286,189	1,500,836	205,707
Retained earnings (accumulated deficit)	(78,304)	287,172	39,360
Accumulated other comprehensive income (loss)	(10,865)	15,141	2,075
Total shareholders’ equity attributable to shareholders of the Company	1,197,305	1,803,449	247,183
Non-controlling interests	(9,899)	(7,688)	(1,053)
Total shareholders’ equity	1,187,406	1,795,761	246,130
Commitments and contingencies	-	-	-
Total liabilities and shareholders’ equity	4,762,026	5,973,692	818,763

ATOUR LIFESTYLE HOLDINGS LIMITED UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(All amounts in thousands, except share data and per share data, or otherwise noted)

	Three Months Ended			Nine Months Ended
	September 30,	September 30,		September 30,	September 30,
	2022	2023		2022	2023
	RMB	RMB	USD[1]	RMB	RMB	USD[1]
Revenues:
Manachised hotels	427,038	781,112	107,060	995,977	1,854,393	254,166
Leased hotels	159,565	238,190	32,647	414,020	645,024	88,408
Retail revenues and others	83,510	274,802	37,665	226,813	661,332	90,643
Net revenues	670,113	1,294,104	177,372	1,636,810	3,160,749	433,217
Operating costs and expenses:
Hotel operating costs	(389,108)	(616,537)	(84,503)	(1,037,383)	(1,507,682)	(206,645)
Other operating costs	(44,945)	(130,682)	(17,912)	(118,550)	(323,157)	(44,292)
Selling and marketing expenses	(30,405)	(112,273)	(15,388)	(85,937)	(262,682)	(36,004)
General and administrative expenses	(45,591)	(79,382)	(10,880)	(132,968)	(346,036)	(47,428)
Technology and development expenses	(16,446)	(20,367)	(2,792)	(50,216)	(54,988)	(7,537)
Total operating costs and expenses	(526,495)	(959,241)	(131,475)	(1,425,054)	(2,494,545)	(341,906)
Other operating income	4,816	6,475	887	31,583	43,653	5,983
Income from operations	148,434	341,338	46,784	243,339	709,857	97,294
Interest income	3,887	8,456	1,159	9,485	20,812	2,853
Gain from short-term investments	2,773	8,875	1,216	6,537	23,197	3,179
Interest expense	(1,534)	(723)	(99)	(4,855)	(4,326)	(593)
Other expenses, net	(1,181)	(1,471)	(202)	(3,059)	(4,442)	(609)
Income before income tax	152,379	356,475	48,858	251,447	745,098	102,124
Income tax expense	(41,239)	(94,408)	(12,939)	(72,762)	(225,804)	(30,949)
Net income	111,140	262,067	35,919	178,685	519,294	71,175
Less: net income (loss) attributable to non-controlling interests	(190)	1,049	144	(1,692)	2,211	303
Net income attributable to the Company	111,330	261,018	35,775	180,377	517,083	70,872

Net income	111,140	262,067	35,919	178,685	519,294	71,175
Other comprehensive income
Foreign currency translation adjustments, net of nil income taxes	4,728	3,014	413	9,404	26,006	3,564
Other comprehensive income, net of income taxes	4,728	3,014	413	9,404	26,006	3,564
Total comprehensive income	115,868	265,081	36,332	188,089	545,300	74,739
Comprehensive income (loss) attributable to non-controlling interests	(190)	1,049	144	(1,692)	2,211	303
Comprehensive income attributable to the Company	116,058	264,032	36,188	189,781	543,089	74,436
Net income per ordinary share
—Basic	0.30	0.63	0.09	0.48	1.28	0.18
—Diluted	0.30	0.63	0.09	0.48	1.25	0.17
Weighted average ordinary shares used in calculating net income per ordinary share
—Basic	376,970,454	412,683,043	412,683,043	376,970,454	403,206,606	403,206,606
—Diluted	376,970,454	416,140,935	416,140,935	376,970,454	414,425,523	414,425,523

ATOUR LIFESTYLE HOLDINGS LIMITED UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of RMB, except share data and per share data, or otherwise noted)

	Three Months Ended			Nine Months Ended
	September 30,	September 30,		September 30,	September 30,
	2022	2023		2022	2023
	RMB	RMB	USD[1]	RMB	RMB	USD[1]
Cash flows from operating activities:
Net cash generated from operating activities	179,713	543,072	74,434	318,695	1,424,637	195,263
Cash flows from investing activities:
Payment for purchases of property and equipment	(6,699)	(4,487)	(615)	(23,795)	(31,897)	(4,372)
Proceeds from disposal of property and equipment	-	670	92	-	670	92
Payment for purchases of intangible assets	(542)	-	-	(1,142)	-	-
Payment for purchases of short-term investments	(764,350)	(2,494,000)	(341,831)	(1,850,550)	(5,826,210)	(798,549)
Proceeds from maturities of short-term investments	767,123	1,719,014	235,610	1,857,087	5,213,708	714,599
Net cash used in investing activities	(4,468)	(778,803)	(106,744)	(18,400)	(643,729)	(88,230)
Cash flows from financing activities:
Acquisition of non-controlling interest	(350)	-	-	(350)	-	-
Proceeds from borrowings	-	-	-	169,000	40,000	5,482
Repayment of borrowings	(3,000)	(848)	(116)	(76,480)	(141,958)	(19,457)
Proceeds from stock option exercises	-	53,159	7,286	-	53,159	7,286
Payment for dividends	-	(150,579)	(20,639)	-	(150,579)	(20,638)
Payment for initial public offering costs	-	-	-	(721)	-	-
Net cash (used in) generated from financing activities	(3,350)	(98,268)	(13,469)	91,449	(199,378)	(27,327)
Effect of exchange rate changes on cash and cash equivalents and restricted cash	1,271	3,014	414	5,066	26,684	3,657
Net increase in cash, cash equivalents and restricted cash	173,166	(330,985)	(45,365)	396,810	608,214	83,363
Cash and cash equivalents and restricted cash at the beginning of the period	1,263,173	2,529,306	346,670	1,039,529	1,590,107	217,942
Cash and cash equivalents and restricted cash at the end of the period	1,436,339	2,198,321	301,305	1,436,339	2,198,321	301,305

ATOUR LIFESTYLE HOLDINGS LIMITED UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS
(In thousands of RMB, except share data and per share data, or otherwise noted)

	Three Months Ended			Nine Months Ended
	September 30,	September 30,		September 30,	September 30,
	2022	2023		2022	2023
	RMB	RMB	USD[1]	RMB	RMB	USD[1]
Net income (GAAP)	111,140	262,067	35,919	178,685	519,294	71,175
Share-based compensation expenses, net of tax effect of nil[2]	-	9,924	1,360	-	161,502	22,136
Adjusted net income (non-GAAP)	111,140	271,991	37,279	178,685	680,796	93,311

	Three Months Ended			Nine Months Ended
	September 30,	September 30,		September 30,	September 30,
	2022	2023		2022	2023
	RMB	RMB	USD[1]	RMB	RMB	USD[1]
Net income (GAAP)	111,140	262,067	35,919	178,685	519,294	71,175
Interest income	(3,887)	(8,456)	(1,159)	(9,485)	(20,812)	(2,853)
Interest expense	1,534	723	99	4,855	4,326	593
Income tax expense	41,239	94,408	12,940	72,762	225,804	30,949
Depreciation and amortization	20,854	21,413	2,935	61,449	65,599	8,991
EBITDA (non-GAAP)	170,880	370,155	50,734	308,266	794,211	108,855
Share-based compensation expenses, net of tax effect of nil[2]	-	9,924	1,360	-	161,502	22,136
Adjusted EBITDA (non-GAAP)	170,880	380,079	52,094	308,266	955,713	130,991

2 The share-based compensation expenses were recorded at entities in PRC. Share-based compensation expenses were non-deductible expenses in PRC. Therefore, there is no tax impact for share-based compensation expenses adjustment for non-GAAP financial measures.

Key Operating Data

	Number of Hotels			Number of Rooms
	Opened in Q3 2023	Closed in Q3 2023	As of September 30, 2023	As of September 30, 2023
Manachised hotels	81	2	1,080	123,831
Leased hotels	-	1	32	4,850
Total	81	3	1,112	128,681

	As of September 30, 2023
		Properties
Brand	Positioning	Manachised	Leased	Rooms
A.T. House	Luxury	-	1	214
Atour S	Upscale	54	8	9,430
ZHOTEL	Upscale	1	-	52
Atour	Upper midscale	835	22	99,907
Atour X	Upper midscale	97	-	10,605
Atour Light	Midscale	93	1	8,473
Total		1,080	32	128,681

	Three Months Ended September 30, 2019	Three Months Ended September 30, 2022	Three Months Ended June 30, 2023	Three Months Ended September 30, 2023
Occupancy rate[3] (in percentage)
Manachised hotels	76.4%	72.0%	76.8%	82.2%
Leased hotels	85.8%	71.6%	83.0%	86.6%
All hotels	77.3%	72.0%	77.1%	82.4%

ADR[3] (in RMB)
Manachised hotels	432.1	419.5	468.1	489.4
Leased hotels	550.5	506.3	611.5	629.9
All hotels	445.4	424.3	474.8	495.4

RevPAR[3] (in RMB)
Manachised hotels	344.5	317.4	376.6	417.9
Leased hotels	497.5	384.4	536.8	571.4
All hotels	360.0	321.1	383.6	424.1

3 Excludes hotel rooms that were previously requisitioned by the government for quarantine needs in response to the COVID-19 outbreak or otherwise became unavailable due to temporary hotel closures. ADR and RevPAR are calculated based on tax inclusive room rates.